Exhibit 99.1

Trilogy International Partners Inc. Announces Non-Cash Accounting Charge Related to Bolivia Segment

Company will record impairment charge related to certain long-lived assets of the NuevaTel business

Bellevue, WA, October 22, 2021 – Trilogy International Partners Inc. (“TIP Inc.” or the “Company”) (TSX: TRL), today announced that it will take a non-cash, non-tax deductible income statement charge in the third quarter of fiscal year 2021 to recognize an impairment of long-lived assets related to Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”), its Bolivian subsidiary. The write-down primarily affects property and equipment, license costs and other intangible assets, and operating lease right-of-use assets.

Under accounting principles generally accepted in the United States, companies are required to evaluate long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. As disclosed in prior filings by the Company, NuevaTel’s financial performance during the second half of 2021 was expected to be pivotal to management’s continuing evaluation of facts and circumstances in this regard. Amidst the persisting impact of COVID-19 on the local economy, NuevaTel did not meet management’s expectations regarding recovery of its business and financial performance during the third quarter of 2021. As a result of these and other changes in facts and circumstances, the Company performed an impairment analysis related to NuevaTel’s long-lived assets which is expected to result in an impairment charge in the range of $110 million to $120 million that will be recorded during the third quarter of 2021.

The impairment charge reflects changes in the Company’s expectations regarding NuevaTel’s long-term financial performance due primarily to the ongoing impact of COVID-19. The impact of the pandemic has also resulted in increased liquidity and cash challenges for NuevaTel which could become acute regarding its ability to meet its financial obligations as they become due. Management is currently working to address issues associated with meeting these financial obligations of NuevaTel.

TIP Inc. does not expect this accounting write-down or related business performance and liquidity challenges of NuevaTel to affect the Company’s overall business and strategic priorities or financial objectives.

About Trilogy International Partners Inc.

TIP Inc. currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

Cautionary Statements Regarding Forward Looking Information

Certain information contained in this news release may be "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward-looking statements are often, but not always identified by the use of words such as "expect", "anticipate", "believe", "foresee", "could", "estimate", "goal", "intend", "plan", "seek", "will", "may" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, the expected non-cash, non-tax-deductible income statement charge for the third quarter of fiscal 2021, including the size thereof; NuevaTel’s long-term financial performance; and the impact on the Company’s overall business and strategic priorities or financial objectives. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements.

Please see "Risks Factors" in our Annual Report available under the Company's profile at www.sedar.com, which is also included with the Company's Annual Report on Form 20-F under the Company's profile at www.sec.gov, for information on the risks and uncertainties associated with our business. Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this release represent our expectations as of the date of this release. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts

Ann Saxton	Erik Mickels
425-458-5900	425-458-5900
Ann.Saxton@trilogy-international.com	Erik.Mickels@trilogy-international.com
Vice President, Investor Relations & Corporate Development	Senior Vice President, Chief Financial Officer

Trilogy Media Contact

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development